

January 26, 2021

Richard A. Johnson
President and Chief Executive Officer
Foot Locker, Inc.
330 West 34th Street
New York, NY 10001

> **Re: Foot Locker, Inc.**
> **Form 10-K for Fiscal Year Ended February 1, 2020**
> **Filed March 27, 2020**
> **File No. 001-10299**

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Annual Report on Form 10-K for Fiscal Year Ended February 1, 2020

Part III. Item 11. Executive Compensation (incorporated by reference from Definitive Proxy Statement filed April 9, 2020), page 43

1. We note that you use adjusted net income as a performance target under your long-term incentive program. We also note that you calculate this metric based on two-year average annual adjusted net income. For your 2018-2019 LTIP awards, you state that your actual two-year average annual net income was $555.4 million. This number is not consistent with your two-year average net income as disclosed in your annual report on Form 10-K for the year ended February 1, 2020. Please tell us how you calculated this number from your audited financial statements and include such information in future filings. Refer to Instruction 5 of Item 402(b) of Regulation S-K.

2. As a related matter, we note that you use ROIC as a performance target under your long-term incentive program. We also note that you disclose each item used in calculating ROIC for LTIP, but there are certain items that "cannot be calculated from [y]our audited

financial statements." Please tell us how you calculated this number from your audited financial statements, as required by Instruction 5 of Item 402(b) of Regulation S-K, and include such information in future filings. Alternatively, tell us why you do not believe you are required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services